UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 23, 2018

Edge Therapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37568	26-4231384
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 Connell Drive, Suite 4000 Berkeley Heights, NJ	07922
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code   (800) 208-3343

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01	Entry into a Material Definitive Agreement.

On November 23, 2018, Edge Therapeutics, Inc. (“Edge”), a Delaware corporation, Echos Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and PDS Biotechnology Corporation, a Delaware corporation (“PDS”) that is a privately-held, late clinical-stage cancer immunotherapy company, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into PDS, with PDS becoming a wholly-owned subsidiary of Edge and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of capital stock of PDS (other than any shares held as treasury stock, that will be cancelled), will be converted into the right to receive the number of shares of Edge’s common stock (the “Company Common Stock”) equal to the exchange ratio described below.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger and assuming no adjustments for net cash balances as provided for in the Merger Agreement, the former PDS securityholders are expected to own approximately 70% of the aggregate number of shares of Edge Common Stock issued and outstanding following the consummation of the Merger (the “Post-Closing Shares”), and the stockholders of Edge as of immediately prior to the Merger are expected to own approximately 30% of the aggregate number of Post-Closing Shares. This exchange ratio will be fixed prior to closing to reflect Edge’s and PDS’s capitalization as of immediately prior to such time.

Immediately following the Merger, the name of Edge will be changed from “Edge Therapeutics, Inc.” to “PDS Biotechnology Corporation.” At the Effective Time, the Merger Agreement contemplates that the Board of Directors of Edge will consist of seven members, four of whom will be directors designated by PDS and three of whom will be independent directors designated by Edge. The executive officers of the combined company immediately after the Effective Time will be designated by PDS with Frank Bedu-Addo, Ph.D. being the combined company’s Chief Executive Officer.

The Merger Agreement contains customary representations, warranties and covenants made by Edge and PDS, including covenants relating to obtaining the requisite approvals of the stockholders of Edge and PDS, indemnification of directors and officers, and Edge’s and PDS’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger. Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Edge and PDS. The Merger Agreement contains certain termination rights for both Edge and PDS, and further provides that, upon termination of the Merger Agreement under specified circumstances, Edge may be required to pay PDS a termination fee of $1.75 million.

The Merger Agreement contemplates that Edge will also seek approval from its stockholders to effect a reverse stock split intended to increase its trading price above the minimum requirements of the Nasdaq Stock Market. Subject to stockholder approval, Edge expects to implement the reverse stock split at a ratio to be mutually agreed to by Edge and PDS within the range of 5 and 10 currently outstanding shares for 1 share.

In accordance with the terms of the Merger Agreement, (i) certain officers, directors and stockholders of Edge have each entered into a support agreement with Edge and PDS (the “Edge Support Agreements”), and (ii) certain officers, directors and stockholders of PDS have entered into a support agreement with PDS and Edge (the “PDS Support Agreements,” together with the Edge Support Agreements, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of Edge and PDS held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the Merger.

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The Merger Agreement, form of Edge Support Agreement and form of PDS Support Agreement have each been included as an exhibit to this Current Report to provide Edge’s stockholders with information regarding their terms. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the parties in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties contained in these agreements were made as of a specified date; may have been made for the purposes of allocating contractual risk between the parties to such agreements; and may be subject to contractual standards of materiality different from what might be viewed as material to Edge’s stockholders. Accordingly, the representations and warranties in these agreements should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Edge or any other parties thereto at the time they were made. The information in these agreements should be considered in conjunction with the entirety of the factual disclosure about Edge in Edge’s public reports filed with the Securities and Exchange Commission, or the SEC. Information concerning the subject matter of the representations and warranties may change after the date of these agreements, which subsequent information may or may not be fully reflected in Edge’s public disclosures. These agreements should not be read alone, but should instead be read in conjunction with each other and other information regarding Edge.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of PDS Support Agreement and, the form of Edge Support Agreement, which are filed as Exhibits 2.1, 2.2 and 2.3, respectively, and which are incorporated herein by reference.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Edge, PDS, the Merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Edge, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of Edge and PDS to consummate the Merger; risks related to Edge’s ability to correctly estimate its operating expenses and its expenses associated with the Merger; risks related to the market price of Edge’s common stock relative to the exchange ratio; the ability of Edge or PDS to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Edge’s most recent Annual Report on Form 10-K, and Edge’s recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Edge can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Edge undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Edge and PDS, Edge intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. EDGE URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EDGE, THE MERGER AND RELATED MATTERS. Investors and stockholders will also be able to obtain free copies of the proxy statement, prospectus and other documents filed by Edge with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov, or by contacting Edge Therapeutics, Inc., 300 Connell Drive, Suite 4000, Berkeley Heights, New Jersey 07922, Attention: Corporate Secretary or delivered via e-mail to investors@edgetherapeutics.com.

Participants in the Solicitation

Edge and PDS, and each of their respective directors and executive officers and certain of their other members of management and employees and affiliates of their respective directors, may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about Edge’s directors and executive officers is included in Edge’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 1, 2018, and the Proxy Statement on Schedule 14A for the 2018 Annual Meeting of Stockholders filed with the SEC on April 25, 2018. Additional information regarding these persons and their interests in the Merger will be included in the proxy statement relating to the Merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 7.01	Regulation FD Disclosure.

PDS has prepared an investor presentation for use in connection with various meetings and conferences. A copy of that investor presentation is furnished as Exhibit 99.2 and incorporated herein by reference. Edge has not independently verified the material in this press release and presentation. The information in this Item 7.01, including Exhibit 99.2, is furnished and shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in the filing.

By furnishing the information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.2, Edge makes no admission as to the materiality of such information. The information contained herein is intended to be considered in the context of Edge filings with the SEC and other public announcements that Edge makes, by press release or otherwise, from time to time. Edge undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 8.01	Other Events.

On November 26, 2018, Edge and PDS issued a joint press release announcing the execution of the Merger Agreement. A copy of that press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

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Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated November 23, 2018, by and among Edge Therapeutics, Inc., Echos Merger Sub, Inc. and PDS Biotechnology Corporation.

2.2
Form of Support Agreement, by and among Edge Therapeutics, Inc., Echos Merger Sub, Inc., PDS Biotechnology Corporation and certain of PDS Biotechnology Corporation’s directors, officers and stockholders.

2.3	Form of Support Agreement, by and among Edge Therapeutics, Inc., Echos Merger Sub, Inc., PDS Biotechnology Corporation and certain of Edge Therapeutics, Inc.’s directors, officers and stockholders.

99.1	Joint Press Release of Edge Therapeutics, Inc. and PDS Biotechnology Corporation, dated November 26, 2018.

99.2**	PDS Biotechnology Corporation Corporate Presentation, November, 2018

*The schedules and exhibits to the merger agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

**Furnished, not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Edge Therapeutics, Inc.

Date: November 26, 2018	/s/ Andrew Saik
	Name:	Andrew Saik
	Title:	Chief Financial Officer

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